

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2024

Daniel D. Nelson
Chief Executive Officer
Signing Day Sports, Inc.
8355 East Hartford Rd., Suite 100
Scottsdale, AZ 85255

> **Re: Signing Day Sports, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 26, 2024**
> **File No. 333-276717**

Dear Daniel D. Nelson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charli Wilson at 202-551-6388 or Mitchell Austin at 202-551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Louis Bevilacqua